AFFINITY MEDIA INTERNATIONAL CORP.

                        May 15, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds
Assistant Director

Re: Affinity Media International Corp.
Amendment No. 3 to Registration Statement on  Form S-1
Filed May 8, 2006
File No. 333-128707

Ladies and Gentlemen:

On behalf of Affinity Media International Corp. (“Affinity” or the “Company”), we are responding to the comments received from your office by letter dated May 9, 2006 with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the Staff comments) refer to pages of the marked copy of Amendment No. 4 to the Registration Statement, as applicable, which are being filed concurrently and reflect the Company’s responses to your comments.

General

1.
We note the requirements in Section 281 (b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation…, are likely to arise or to become known to the corporation…within 10 years after the date of dissolution.” Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

Having reviewed various alternatives, the Company believes that it is mostly likely to dissolve the Company in accordance with Section 281(b) of the Delaware General Corporation Law (“DGCL”) (assuming that there has been no approved business combination within the specified time periods described in the Company’s charter provisions and the trust agreement). In determining whether to actually dissolve pursuant to Section 281(b), which is the preferred method, or pursuant to Section 280, the Board of Directors will continue to review the facts and circumstances of the Company after the IPO, including what (if any) liabilities and or claims may exist, and acting with the benefit of and in consultation with qualified Delaware counsel, will either way make a written recommendation to its stockholders. It will have a plan of dissolution and distribution submitted for the approval of its stockholders in accordance with the DGCL. This plan will detail the approved method of dissolving the Company and then liquidating—regardless of whether the funds are held in trust or outside of the trust.

It is currently expected that the Board will recommend to the stockholders that the Company pursue dissolution pursuant to Section 281(b), because (i) most, if not all, significant creditors of the Company will have agreed to waive any claims they may have against the funds held in trust, and (ii) the Company’s officers have agreed to indemnify the Company against any such third party claims.

In the event that the Board approves and implements a Section 281(b) dissolution, to the extent an insufficient amount of funds were to be retained and reserved for creditors who have not waived their claims against the funds held in trust and who ultimately were to prevail on the merits of such claims, stockholders, under certain limited circumstances, could be required to return all amounts so received.

As part of any recommended plan of dissolution and liquidation by the Board, which would be submitted to stockholders as required under and in accordance with the DGCL, should the Board recommend dissolution to stockholders in accordance with Section 281(b), then the Board would provide, after consultation with qualified Delaware counsel experienced in a dissolution under this specific provision, as part of any such plan, to: (i) pay or make reasonable provision to pay all claims and obligations, including all contingent, conditional, or unmatured contractual claims known the Company, (ii) make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Company which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the Company or that have not arisen but that, based on facts known to the Company, are likely to arise or to become known to the Company within ten years after the date of the effectiveness of the dissolution.

The Board actions discussed above and the resulting consequences to the stockholders have been disclosed in Amendment No. 4 to the Registration Statement and throughout the prospectus where appropriate, including the section entitled “Proposed Business - Effecting a Business Combination - Plan of Dissolution and Liquidation”. Additionally, with respect to the risks associated with the Company’s proposed course of action, the Company has included in certain risk factors that stockholders may be liable to creditors up to the amount of any liquidating distribution pursuant to certain of the possible plans of dissolution and liquidation which may be implemented by the Company at such time as the Company is required to dissolve and approve a plan of dissolution.

In order to address the Staff’s concerns about bankruptcy, and after consultation with Delaware bankruptcy counsel, we have clarified the disclosure in the risk factors and elswhere.

Given the additional disclosure responding to the procedural aspects of Delaware law, we have included a new risk factor about the timing of any payments to stockholders as follows:

“Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

We will dissolve and liquidate if we do not complete a business combination within 18 months after the consummation of this offering (or within 24 months after the consummation of this offering if certain extension criteria are satisfied). Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to make liquidating distributions to our public stockholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures. Because we will not be complying with Section 280, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan of dissolution that will provide for our payment, based on facts known to us at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as accountants, lawyers, investment bankers, etc.) or potential target businesses. As described above, we intend to have all vendors and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. As a result, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust is minimal. However, because we will not be complying with Section 280, our stockholders could nevertheless potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.”

Given the creditor-related issues that have surfaced with respect to the risks associated with bankruptcy, we have included in the new risk factor entitled “Our stockholders may be held liable for claims by third parties to the extent of distributions received by them”, set forth above, that stockholders may be liable to creditors up to the amount of any liquidating distribution pursuant to certain of the possible plans of dissolution and liquidation which may be implemented by the Company at such time as the Company is required to dissolve and approve a plan of dissolution.

Additionally, in the risk factor entitled “If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation price received by the stockholders from the trust account as part of our plan of dissolution and liquidation will be less than $6.00 per share” we have added the following paragraph:

“Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account we cannot assure you we will be able to return to our public stockholders the liquidation amounts due them.”

2.
We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $6.00, or 100% of the per unit IPO price of $6.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is also disclosed.

Because the Company is a blank check company, and its operations will be limited to searching for prospective target businesses, the Company believes that the only claims that may arise are from vendors, such as accountants or lawyers, or prospective target businesses. Since the Company intends to have executed agreements by all such parties waiving claims against the trust account, it believes the chances of a successful claim against the trust account are minimal.

3.	Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

Based upon the current information received by the Company’s management from such individuals, it believes that they are financially capable of covering a shortfall in the Company’s trust account, although, as disclosed in the prospectus, no assurances are being made that this will be the case. The disclosure in the prospectus has been revised to include this response.

Risk: Factors, page 10

4.
In the risk factor on page 18, that the company may be deemed an investment company, we note the statement that the company "will own investment securities." Please reconcile this statement with the disclosure on page 27 that the net proceeds of the offering will be invested only in United States “government securities.” See Section 3(a)(2) of the Investment Company Act of 1940.

In response to the Staff’s comment, we have revised this risk factor.

Financial Condition and Results of Operations page 31

5.
We note the disclosure on page 31 that "the proceeds in the trust fund ... may be used…if there is insufficient funds not held in trust, to pay other expenses relating to such transaction such as reimbursement to insiders for out-of-pocket expenses, third party due diligence expenses or potential finders fees." Please disclose whether the funds held in trust would be available for these expenses only upon the company consummating a business combination.

In response to the Staff’s comment, we have revised this disclosure to indicate that funds held in trust would be available for these expenses only upon the company consummating a business combination.

Financial Statements

Balance sheet F -3

6.	Please revise your description of common stock to indicate 15,000,000 shares of common stock are authorized.

In response to the Staff’s comment, we have revised this description.

Part II

Item 15, recent Sales of Unregistered Securities

7.
In regards to the company's private placement with Mr. Engel and two non- affiliated investors, please disclose the possibility that the filing of a registration statement may be considered general solicitation.

In response to the Staff’s comment, we have revised the disclosure..

*****

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (323) 243-0006.

Sincerely,

/s/ Peter H. Engel
Peter H. Engel
Chief Executive Officer